UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170052

DIVISION OF
CORPORATION FINANCE

January 23, 2017

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 19, 2016

Dear Ms. O'Toole:

This is in response to your letter dated December 19, 2016 concerning the shareholder proposal submitted to Goldman Sachs by John Harrington. We also have received a letter on the proponent's behalf dated January 19, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sandford Lewis
sanfordlewis@strategiccounsel.net

January 23, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 19, 2016

The proposal requests that the board issue an annual, forward-looking one-page document to inform shareholders, management and all other stakeholders of the audiences and timeframes the board views as relevant to its application of "reasonable investor" and materiality in the company's SEC reports.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(7), as relating to Goldman Sachs' ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Goldman Sachs relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SANFORD J. LEWIS, ATTORNEY

January 19, 2017

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Goldman Sachs By John Harrington
Requesting a Statement of Significant Audiences and Materiality

Ladies and Gentlemen:

John Harrington (the "Proponent") is the beneficial owner of common stock of Goldman Sachs (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated December 19, 2016 ("Company Letter") sent to the Securities and Exchange Commission by Beverly O'Toole, Managing Director and Associate General Counsel of Goldman Sachs. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2017 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Beverly O'Toole.

SUMMARY

To provide more clarity on long-term investing, systemic risk and sustainability concerns, the Proposal asks the Board of Directors to issue an annual, forward-looking one-page document, the "Statement of Significant Audiences and Materiality" that would inform shareholders of the audiences and timeframes the board views as relevant in its materiality determinations.

The Company asserts that the Proposal merely addresses legal compliance or the content of financial filings and therefore addresses excludable ordinary business. The Staff has long held the position that a request for additional disclosure in an SEC required disclosure document will be evaluated according to the subject matter of the request, and not excluded simply by virtue of the request concerning filings required in the ordinary course of business. See *Johnson Controls, Inc.* (Oct. 26, 1999). The goal and subject matter of the present Proposal is improving investor confidence in disclosure of significant policy issues: sustainability, systemic risk and long-term value creation.

There is overwhelming evidence that investor confidence is low regarding whether and when companies view issues of sustainability, systemic risk and long-term value creation as material issues for purposes of disclosure. Underlying the lack of confidence by investors is the implementation of current legal definitions of materiality which are dissonant with current market realities, particularly investing marketplace interest in sustainability, systemic risk and long-term value creation. This is an issue of widespread debate as reflected in the Commission's 2016 Concept Release on Regulation S-K, which garnered a massive volume of comments by shareholders noting the failure of disclosure on ESG and sustainability, and urging the SEC to establish mandatory sustainability disclosure requirements. Such requirements would help to correct the current policy gap by ensuring that such issues would be more consistently reported.

The present Proposal suggests a reasonable company-level response to this shortcoming, by articulating the context of materiality decisions in an annual board statement. The disclosures sought by the Proposal could help to enhance clarity and confidence in disclosures (and omissions) related to sustainability, systemic risk and long-term value creation, overcoming the dissonant, ambiguous, and precarious relationship these issues have with current materiality standards.

The significant policy issue has a clear nexus to the Company, since the Company makes numerous pronouncements on sustainability, systemic risk, and long-term value creation, demonstrating their relevance to the Company. Furthermore, the Proposal does not micromanage. Therefore, the Proposal addresses a significant policy issue and is not excludable under Rule 14a-8(i)(7).

The Company also asserts that the Proposal is misleading and excludable pursuant to Rule 14a-8(i)(3), either because the standard of materiality is misrepresented in the Proposal or because the Proposal fails to define the term "materiality." The Company distorts the Proposal to find a "false premise that the Company utilizes different standards of materiality based on the audience and timeframe." The Proposal does not imply that different standards are applied by the Company for different issues, but only requests greater transparency regarding how materiality is applied regarding sustainability, systemic risk and long-term value creation. Further, the term "materiality" is a common term understood sufficiently by investors that the meaning of the Proposal is neither vague nor misleading to investors or management.

THE PROPOSAL

The Statement of Significant Audiences and Materiality

Our company's reputation depends in part on the clarity of its communications and disclosures. More clearly stating which investors our company's disclosures are directed toward could help strengthen its reputation and trust.

For example, many in the financial community now recognize the importance of considerations beyond daily challenges of portfolio management, and seek to evaluate risks and rewards at environmental, societal and financial systems levels. Large institutional investors in particular are recognizing a role as "universal" investors. They are managing impacts on the vitality of the whole economy, recognizing externalities of specific investments affecting other investments in their portfolios, and evaluating impacts of assets on environment and society. They are effectively adding an ownership discipline to buy and sell disciplines.

When it comes to our company, it is often unclear which perspectives are considered material to its disclosures. An SEC news release on July 15, 2010 announced Goldman Sachs would pay $550 million to settle charges it misled investors in a subprime mortgage product just as the U.S. housing market was starting to collapse. The Wall Street Journal noted a pivotal issue in the case was whether it was considered a material omission for the company to fail to tell its clients about the involvement in the deal by hedge-fund Paulson & Co.

The ambiguity of materiality undermines trust and reputation. How do our company's disclosures meet the informational needs of its diverse investors with different risk tolerances, time horizons, strategies, and perspectives?

A Harvard Business School paper, Materiality in Corporate Governance: The Statement of Significant Audiences and Materiality suggests all security registrants should be required to file a "Statement of Significant Audiences and Materiality," explaining how materiality determinations are made.

We propose our company exercise leadership and strengthen its reputation by preparing such a statement.

Resolved: To provide more clarity on long-term investing, systemic risk and sustainability concerns, we request the board of directors issue an annual, forward-looking one-page document, the "Statement of Significant Audiences and Materiality" to inform shareholders, management, and all other stakeholders of the audiences and timeframes the board views as relevant to its application of "reasonable investor" and materiality in the company's SEC filings reports.

Supporting Statement

The Statement should clarify the timeframes of materiality utilized. For instance, the statement could clarify where the firm's disclosures are directed toward the needs and interests of audiences of short, medium and long term investors and special categories of investors such as ESG or sustainable investors. The Statement may identify categories, segments or activities of disclosure with specific audiences or timelines. This proposal does not request the Company utilize any particular timeline or audience, but only clarify how materiality determinations are made and where they may differ in disclosure documents.

ANALYSIS

I. The Proposal is not excludable as relating to ordinary business pursuant to Rule 14a-8(i)(7).

The Company asserts that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it merely relates to the details of the Company's internal legal compliance policies and the Company's financial reporting disclosures.

However, the Proposal is focused on a significant policy issue of great concern and interest to investors - clarifying the significance given to long-term, systemic, and sustainability issues by the Company. This issue has a clear nexus to the Company, given its public pronouncements and claims on these concerns. Further, the proposal does not micromanage. Therefore, the Proposal is not excludable pursuant to Rule 14a-8(i)(7).

A. A Proposal pertaining to the Company' SEC filings is not excludable if its subject matters is a significant policy issue.

Although, in general, company determinations of materiality for disclosure in its financial reports are routine legal determinations, the relative importance given by this or any company to long-term, systemic and sustainability issues is an issue of major public debate and controversy. It is a significant policy issue within the meaning used by SEC Staff.

The Staff has articulated that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which this policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id*. The second central consideration underlying the exclusion for matters related to a company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The second consideration comes into play when a proposal involves "methods for implementing complex policies."

The SEC has also made it clear that under the Rule, "the burden is on the company to demonstrate that it is entitled to exclude a proposal." *Id*. (emphasis added). Rule 14a-8(g).

B. A Proposal's disclosure requests related to SEC filings are evaluated under Rule 14a-8(i)(7) as to whether they relate to a significant policy issue.

The Staff has long held the position that a request for additional disclosure in an SEC-required disclosure document will be evaluated according to the subject matter of the request, rather than being excluded because it focuses on the disclosure document. *Johnson*

Controls, Inc. (Oct. 26, 1999) ("[w]e have determined that proposals requesting additional disclosures in Commission-prescribed documents should not be omitted under the 'ordinary business' exclusion solely because they relate to the preparation and content of documents filed with or submitted to the Commission. … Beginning today, we therefore will consider whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business; where it does, we believe it may be excluded under rule 14a-8(i)(7).").[1]

The subject matter of the present Proposal is improving investor confidence in corporate disclosures regarding sustainability, systemic risk and long-term value creation.[2] As will be detailed below, there is overwhelming evidence that investor confidence is low regarding whether and when companies treat issues of sustainability, systemic risk and long-term value creation as among the company's material disclosures. This makes this issue a significant policy issue.

Sustainability and its relationship to long-term value creation as a significant policy issue.

Sustainability and its relationship to long-term value creation has long been recognized as a significant policy issue. For instance, in *Cleco Corporation* (Jan. 26, 2012), the Staff upheld a proposal requesting that the company prepare a report "discussing the company's sustainability risks and opportunities, including an analysis of material water-related risks." The company sought to exclude the proposal as an interference with ordinary business operations since, as a utility company, water is a crucial element of its operations. The Staff sided with the Proponent and explicitly stated that "[w]e are unable to concur in your view that Cleco may exclude the proposal under rule 14a-8(i)(7). In arriving at this

[1] In that instance, the proposal in question was asking the board to "take the necessary steps to ensure that, in its financial statements, Johnson Controls discloses "goodwill-net" and identifies the "true value" of shareholders' equity so long as goodwill is high relative to shareholders' equity". Viewing the proposal in light of the standard, the Staff concluded that there was some basis to find that the proposal in question was excludable pursuant to Rule

[2] Also germane to the Proposal is Staff Legal Bulletin 14E, in which the Staff determined that proposals related to *risk analysis* would not necessarily be found to be excludable, because the Staff would:

> focus on the subject matter to which the risk pertains or that gives rise to the risk. The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7). Instead, similar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document — where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business — we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7). In determining whether the subject matter raises significant policy issues and has a sufficient nexus to the company, as described above, we will apply the same standards that we apply to other types of proposals under Rule 14a-8(i)(7).

position, we note the proposal *focuses on the significant policy issue of sustainability*." (Emphasis added.) The following year, the Staff ruled in *NYSE Euronext*, (February 12, 2013) that a proposal requesting that the board prepare "a report assessing the current global expectations for issuer disclosure of ESG/sustainability information and report to shareholders" did not interfere with ordinary business operations. The Staff noted "[w]e are unable to concur in your view that NYX (sic.) may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note the proposal *focuses on the significant policy issue of sustainability*." (Emphasis added).

Systemic Risk as a significant policy issue.

JPMorgan Chase & Co. (Mar. 19, 2010) noted that a proposal raising concerns regarding the relationship between JPMorgan Chase's policies regarding collateralization of derivatives transactions and systemic financial risk addressed a significant policy issue for JPMorgan Chase. *See also*, the same result in *Bank of America Corporation* (Feb. 24, 2010) and *Citigroup Inc.* (Feb. 23, 2010).

There is massive investor interest and discontent in obtaining trustworthy disclosure of long-term value creation, systemic risk and sustainability data.

Sustainable Investment

The extent of investor interest in corporate disclosure of long-term, systemic and sustainability issues has grown enormously. A recent report by the US SIF Foundation highlights that one in five investing dollars is currently lodged in socially responsible investment funds:

> Sustainable, responsible and impact (SRI) investing assets now account for **$8.72 trillion, or one in five dollars** invested under professional management in the U.S. according to the US SIF Foundation's biennial *Report on US Sustainable, Responsible and Impact Investing Trends 2016*. The Trends Report–first conducted in 1995 when ESG assets totaled $639 billion–provides comprehensive data on US asset managers and institutional investors using one or more sustainable investment strategies and examines a broad range of significant ESG issues such as climate change, human rights, weapons avoidance, and corporate governance.

Regulation S-K Concept Release Comments Provide Documentation of Massive Investor Concern and Discontent on Disclosure of ESG

The level of investor dissatisfaction with current disclosure of these risks was demonstrated recently in the groundswell of comment letters to the SEC on the Regulation S-K Concept Release[3] urging the SEC to mandate disclosure of ESG (Environmental, Social. and Governance) information.

[3] Release No. 33-10064; 34-77599; File No. S7-06-16.

The Sustainability Accounting Standards Board (SASB) analyzed the comment letters received by the SEC, and found outsized demand for ESG disclosure - two-thirds of the 276 non-form comment letters discussed ESG disclosures in SEC filings. Most of the letters supported ESG disclosures, and for many commenters, this was the only issue they were concerned about.[4] A full 80% of ESG-related comment letters called for improved disclosure of sustainability information in SEC filings.[5] Of the ESG-related comment letters submitted, 37% were submitted by asset owners and asset managers.[6] SASB concluded its analysis by stating that the comments on the Concept Release "have sent a strong signal to the SEC that times have changed" and that investors are asking for better disclosure of material ESG information in SEC filings.[7]

In its comment letter responding to the SEC's Concept Release, the SASB (an independent standard-setting body whose staff includes many prior SEC officials including Mary Schapiro (Vice Chair) and Allan Beller), pointed out that "today's reasonable investors use sustainability disclosures."[8] SASB cited a 2015 CFA Institute survey, in which 73% of institutional investors stated that they take ESG issues into account in their investment analysis and decisions.[9] SASB also commented that while Regulation S-K already requires disclosure of material sustainability information, current disclosures are of poor quality. In fact, 40% of 10K disclosure on ESG issues consist of "boilerplate" language and does not help investors "understand or price risk or to evaluate performance…"[10]

Long-term Value Creation and Systemic Risk

A wide array of institutional investors have a strong focus on long-term value creation and systemic risk. A recent state of the industry report, "Tipping Points 2016",[11] collected data from a group of 50 institutions, including 28 asset owners and 22 asset managers. These institutions were selected because of their diversity, including size, geographical locations, institutional missions, and clients.

The report sought to assess whether and to what extent institutional investors consider and manage their impacts on environmental, societal, and financial systems, and to what extent they consider those systems' impacts on their portfolios.[12] The report found that financial returns and risk reduction appear to be two primary motivators for approaching investment decisions on a systemic basis.[13] Asset owners and managers frequently cite the financial risks they perceive from environmental, social, and governance risk at the level of

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[4] SASB Comment Bulletin, p. 3.
[5] SASB Comment Bulletin, p. 4.
[6] SASB Comment Bulletin, p. 5.
[7] SASB Comment Bulletin, p. 7.
[8] Sustainability Accounting Standards Board. (September 14, 2016). *Business and Financial Disclosure Required by Regulation S-K -- the SEC's Concept Release and Its Implications* [Press release]. Retrieved from http://www.sasb.org/wp-content/uploads/2016/09/Reg-SK-Comment-Bulletin-091416.pdf, p. 2 (hereinafter "SASB Comment Bulletin").
[9] *Id.*
[10] *Id.*
[11] http://tiiproject.com/tiiping-points-2016 (hereinafter "Tipping Points")
[12] Tipping Points, p. 10.
[13] Tipping Points, p. 12.

specific securities and industries. Institutional[14] investors are also concerned with measuring and managing non-financial returns of their investments. Leaders of various institutions would like to be perceived as contributing positively to society and environmental sustainability.[15]

Also, as more asset owners integrate sustainability issues to their investing strategy, asset managers are developing products and services to accommodate.[16] An example is a special fund developed by Goldman Sachs on behalf of the New York State Common Retirement Fund to utilize a low carbon index for $2 billion of investments.[17] Though it may be clear how carbon risk is integrated to that particular index fund, the relative materiality of carbon risk as a sustainability and systemic issue is not clearly articulated elsewhere in current Goldman Sachs disclosures.

Large investors are increasingly vocal in pursuit of long-term value creation. For example, in 2016, the CEO of BlackRock, the world's largest asset manager, wrote to the CEOs of the S&P 500 companies urging them to rebalance focus on short-term performance with a commitment to "long-term growth" and "value-creating investments".[18] Due to the 2008 global financial crisis, many investors are increasingly concerned about systemic risk -- the stability and sustainability of the financial, environmental, and societal systems in which investments are made.[19] As an example, weather instabilities such as massive storm systems caused by climate change are expected to undermine market stability. This is a systemic risk that transcends assessment of short-term returns when considering fossil fuel investments.

The report cites multiple challenges to institutions in looking beyond portfolio-level considerations to managing risks and rewards at environmental, societal, and financial systems levels.[20] **One of the major challenges cited by institutional investors is the limitation of the quality of data reported by portfolio companies,** and the need for additional empirical research on systems-related factors, in particular those most closely correlated with long-term financial performance.[21]

The legal definition of "reasonable investor" for considerations of materiality is dissonant with market realities and demands.

The Supreme Court definition of materiality most commonly cited is in *TSC v Northway*[22]:

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[14] *Id.*
[15] *Id.*
[16] Tipping Points, p. 13.
[17] Office of the New York State Comptroller. (December 4, 2015). *State Comptroller DiNapoli Positions New York Pension Fund For Low Carbon Future Launches Expandable $2 Billion Low Emission Index* [Press release]. Retrieved from http://www.osc.state.ny.us/press/releases/dec15/120415.htm.
[18] Tipping Points, p. 4.
[19] *Id.*
[20] Tipping Points, p. 27.
[21] Tipping Points, p. 25.
[22] 426 U.S. 438 (1976).

> [T]here must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available.

In general, this determination of materiality is highly dependent on the context of disclosures. However, within this general definition of materiality, interpretations of the term "reasonable investor" are probably the most controverted and most dissonant with market dynamics.

As noted by legal scholar Thomas Lin, the most commonly applied definition of "reasonable investor" relies upon a distinct archetype – **"a rational human being of average wealth and ordinary financial sophistication that invests passively for the long-term."[23]** This archetypal reasonable investor is presumed to operate rationally to maximize returns in the marketplace; is capable of reading and comprehending the noise and signals in the marketplace; is able to properly price the risks and rewards of an investment; is not trying to actively influence the management of the company; is holding the investment for long enough time to generate long-term value; possesses neither extraordinary financial acumen or special business insights, and; because of these vulnerabilities is in need of the protections afforded by financial regulations. The reasonable investor is also a private human being, not a public institution or private business entity like a hedge fund, mutual fund, or investment bank.

Yet, in the context of Goldman Sachs or other reporting companies, where materiality and "reasonableness" must be determined contextually, this archetypal "reasonable investor" collides with investor expectations, changing public norms and an evolving understanding of value.

The actual profile of the Goldman Sachs investor base varies dramatically from the reasonable investor archetype. It is hard to discern from reading the Company's disclosure reports how the Company reconciles this incongruity. The archetype is a mismatch with the profile of most public companies' investors. The largest part of the investment landscape includes mutual funds and pension funds and other large organizations which have specific informational needs and fiduciary duties. Pension funds in particular include a much longer term and wider stake in the marketplace than reflected by the reasonable investor "archetype."

As an example, Blackrock, which reportedly holds 2.3% of Goldman Sachs equities,[24] has notified its portfolio companies that it seeks a better balance of long-term and short-term focus and disclosure from its holdings. In 2016, BlackRock asked the CEOs of the S&P 500 companies to balance their focus on short-term performance with a commitment to "long-term growth" and "value-creating investments" to retain the faith of long-term investors.[25]

When Goldman Sachs communicates through its public pronouncements that it is a sustainability leader, it changes investor expectations and elevates the materiality of any

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[23] Thomas Lin, Reasonable Investor(s), http://www.bu.edu/bulawreview/files/2015/03/LIN.pdf.
[24] http://www.fool.com/investing/general/2015/11/16/these-5-companies-own-18-of-goldman-sachs-stock.aspx.
[25] https://www.blackrock.com/corporate/en-us/literature/press-release/ldf-corp-gov-2016.pdf

undisclosed contradictory evidence that might demonstrate ways that the company is *not* operating sustainably.

According to Thomas Lin, by better recognizing the diversity of investors, regulators can improve investor protection efforts and "consider superior safeguards for all investors." In his in-depth law review article Reasonable Investor(s), Boston University Law Review, Vol. 95:461, he sets forth a detailed typology contrasting the archetype of the reasonable investor as interpreted under court cases, with the realities of investors' interests, that is, the context for which companies engage in disclosure. The article sets forth how the existing use of "reasonable investor" is in fact an inadequate foundation for investor protection policies and is resulting in harm to both investors and regulatory integrity:

> The chief paragon and protectee of financial regulation is "the reasonable investor." This protagonist was the focal point at the genesis of modern financial regulation during the enactments of the Securities Act of 1933 and the Securities Exchange Act of 1934, and during the creation of the Securities and Exchange Commission ("SEC"). In the many decades since the birth of the modern financial regulatory framework, regulators, scholars, and courts have not universally agreed upon the identity and defining characteristics of the reasonable investor. Nonetheless, a leading paradigm of the reasonable investor has emerged—the idealized retail investor—with a distinct profile that encompasses cognition, activism, wealth, and personage.
>
> In terms of cognition, the reasonable investor is generally understood to be the idealized, perfectly rational actor of neoclassical economics. The reasonable investor is presumed to operate rationally to maximize returns in the marketplace. Prior to making investment decisions, the reasonable investor is capable of reading and comprehending all the noise and signals in the marketplace that encapsulate formal disclosures, economic data, market trends, senseless speculation, and irresponsible rumors. As such, when given the requisite information, reasonable investors are able to properly price the risks and rewards of an investment.
>
> In terms of activism, the reasonable investor is generally understood to be a passive, long-term investor. Once the reasonable investor makes an investment in a company, the reasonable investor does not try to actively influence the managers of that company. Additionally, once invested in a company, the reasonable investor is presumed to be holding the investment for a significant amount of time to generate long-term value.
>
> In terms of wealth, the reasonable investor is generally understood to be a retail investor of average wealth and financial sophistication. The reasonable investor does not possess extraordinary wealth, extraordinary financial acumen, or special business insights. Hence, reasonable investors, by virtue of their very ordinary nature, are vulnerable and in need of financial regulation's protection.

Lin contrasts the existing reasonable investor paradigm with other investors predominant in the marketplace - irrational, sophisticated, and active investors, as well as entity or institutional investors. With regard to institutional investors in particular, he notes:

> Private entity investors can be organized as corporations, limited liability companies, partnerships, limited partnerships, or joint ventures, among other forms of business organizations. They represent hedge funds, mutual funds, family trusts, and a host of other private businesses varying in size and industry. Private institutional investors play an outsized role in the financial markets. Whereas one reasonable investor is unlikely to possess the power to alter global markets, private institutional investors can (and do) singularly wield that type of power. Pacific Investment Management Company ("PIMCO"), one of the largest fixed income investors in the world, holds substantial sway over the global bond markets. Similarly, Vanguard, one of the world's largest investment management companies, oversees nearly $3 trillion in assets and holds significant influence over equity markets around the world.
>
> On the other side of the public/private divide, public entity investors can include governments and government-affiliated institutions. They represent cities, states, nations, and entities created by public law and given investment authority. Public entity investors play an incredibly powerful role in financial markets. For example, CalPERS, the California Public Employees' Retirement System, which manages the pensions of California public employees and their beneficiaries, is one of the most influential investors in the world. In recent years, the U.S. government has been one of the most important investors in private companies. Between 2008 and 2010, in the aftermath of the financial crisis, the federal government invested billions of dollars and owned significant stakes in American corporations like AIG, Citigroup, Chrysler, and General Motors. Beyond American public entities, foreign countries and their sovereign wealth funds act as some of the largest and most influential investors in financial markets. China and Japan, for instance, each hold hundreds of billions of dollars in U.S. debt obligations.
>
> …By better recognizing the diversity of investors, one can begin to think beyond a singular type of reasonable investor and move towards multiple types of reasonable investors. More importantly, by better recognizing the diversity of investors, one can better diagnose the shortcomings of current investor protection efforts and begin to consider superior safeguards for all investors.

Seeing that the majority of investors are not, in fact, individual investors, but institutional investors, Lin concludes that disclosure policy should take account of this diversity:

> The dissonance between the singular paradigm of reasonable investors and the diverse profiles of real investors has created discontent for regulators and investors alike. For regulators, this dissonance has resulted in mismatched regulations that hinder and obviate the soundness of financial regulation. For investors, this dissonance has resulted in misplaced investment expectations that are harmful and frustrating.

The dissonance has created significant unrest and workarounds in financial markets that many believe demands a fundamental reexamination of the workings of investor protection. Professor Joan Heminway[26] has noted that a great deal of information that would seem relevant to many investors in the marketplace is currently excluded from disclosures. She suggests that this raises fundamental policy questions:

> When we note commonplace or normal market behaviors that are not incorporated into existing conceptions of the reasonable investor, we may be observing a number of different things in relation to policy and doctrine. One possibility is that existing doctrine is entirely appropriate as is: that we intend to exclude these behaviors, and therefore causes of action brought by or on behalf of investors exhibiting them, from coverage under Rule 10b-5. In this case, we are making a decision that the investor protection and market integrity maintenance policies underlying Rule 10b-5 are not served by protecting investors who exhibit these behaviors. This decision may be based on an assessment that protecting these investors would require unacceptable reductions in the protections afforded to other investors or have negative effects on market integrity.
>
> Another possibility is that the current reasonable investor concept is underinclusive in certain key respects, as posited by Professors Huang, Langevoort, Sachs, and others with respect to particular market behaviors. In other words, it is possible that the notion of the reasonable investor in materiality doctrine would better promote investor protection and market integrity maintenance if it were expanded or altered for use in specific situations to incorporate certain additional market behaviors. Protection of the class of investors exhibiting these behaviors may not negatively impact existing investor protections and may enhance the integrity of the market. Under this scenario, where a change in doctrine clearly serves applicable policy, absent significant offsetting costs requiring a compromise in the promotion of policy objectives (e.g., excessive litigation or promotion of undesirable investor or market behaviors), an expansion or alteration of the reasonable investor concept should be undertaken.

Investors are increasingly working around the failing disclosure standards.

Currently, investors interested in sustainability, systemic risk, and long-term value creation have to work around the failure of companies to articulate the role of these issues in their materiality determinations. They do so by engaging directly with companies to seek better disclosure on these issues through the shareholder proposal process of Rule 14a-8, as well as through direct dialogue with companies. As explained above, disclosure of these risks are often disclosed only in a minimal or boilerplate fashion in SEC filings.

An entity attempting to close this gap is the Sustainability Accounting Standards Board (SASB),[27] which has issued a set of sector-by-sector provisional guidelines to

[26] Joan MacLeod Heminway, *Female Investors and Securities Fraud: Is the Reasonable Investor a Woman?*, 15 Wm. & Mary J. Women & L. 291 (2009), http://scholarship.law.wm.edu/wmjowl/vol15/iss2/3.
[27] The Sustainability Accounting Standards Board (SASB) is an independent 501(c)(3) organization that develops industry-specific standards for use in disclosing material sustainability information in mandatory filings made with the Securities and Exchange Commission ("SEC").

encourage better disclosure of material *sustainability* data in companies' financial reports. The SASB notes that many companies address these material issues, if at all, only by including boilerplate references. Many companies failed to disclose information on many or most of the SASB-identified material issues for their sectors.[28]

<u>Companies lack sufficient materiality guidance to know when to include long-term, systemic and sustainability issues in their disclosures.</u>

The Wall Street Journal's CFO Journal noted in November 2015 that the "Definition of Materiality Depends Who You Ask."[29] "How much information is vital to investors depends a lot on who is defining what information is "material" and what is "immaterial." As CFO Journal reported on Tuesday, at least half a dozen standard setters, including the accounting rule makers, Securities and Exchange Commission and stock exchanges, have some guidelines on what information must be told to investors and when, because registrants are told the issue is "entity-specific." The Financial Accounting Standards Board guidance on materiality notes:

> Information is material if omitting it or misstating it could influence decisions that users make on the basis of the financial information of a specific reporting entity. In other words, materiality is an entity--specific aspect of relevance based on the nature or magnitude or both of the items to which the information relates in the context of an individual entity's financial report.

The Securities and Exchange Commission's Staff Accounting Bulletin 99 is another example of guidance that leaves wide leeway for internal judgments by a registrant in its determinations of materiality of particular items. For instance, the Bulletin notes:

> The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant's financial statements is unlikely to be material. The staff has no objection to such a "rule of thumb" as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important.

The SEC Bulletin also cites FASB Statement of Financial Accounting Concepts No. 2 for noting:

---

[28] SASB develops and maintains sustainability accounting standards for 79 industries in 10 sectors: Health Care, Financials, Technology & Communication, Non-Renewable Resources, Transportation, Services, Resource Transformation, Consumption, Renewable Resources & Alternative Energy, and Infrastructure.

[29] Emily Chasan, - CFO Journal. - 11/3/2015, http://blogs.wsj.com/cfo/2015/11/03/definition-of-materiality-depends-who-you-ask/.

> The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

The SEC Bulletin goes on to note:

> Under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered "qualitative" factors in various contexts." [30]

In short, existing SEC guidance merely reinforces the "reasonable investor" ambiguities and dissonances; it does not resolve them. The lack of clarity leads to a gap between investor and company expectations.

We can see how these ambiguities play out in recent events. Wells Fargo, for instance, was criticized after it failed to include in its Securities and Exchange Commission filings news that it fired around 5,300 workers for their roles in creating fake accounts as a way to meet sales goals and collect bonuses - the kind of activities that were clearly out of alignment with long-term value creation. As reported in the *Wall Street Journal's* Morning Risk Report:

> It's up to a company to decide what is material information, said Joelle Scott, Senior Vice President at investigative services firm Corporate Resolutions. "When talking about material disclosure, often we've found how materiality gets defined is dependent on the board of directors or counsel, because a lot of the information we find in our research routinely is omitted from SEC filings."[31]

<u>The Board of Directors, targeted for oversight of this issue in the Proposal, has great potential for aligning corporate and investor needs for material information.</u>

The Proposal focuses on Board-level oversight of these significant policy issues rather than management-level decision-making. The Company Letter footnote 1 on page 3 notes:

---

[30] Financial Accounting Standards Board. Statement of Financial Accounting Concepts No. 8, p. 17.

[31] http://blogs.wsj.com/riskandcompliance/2016/11/09/the-morning-risk-report-materiality-issues-get-attention-after-wells-fargo/

> While the Proposal requests that the Statement reflect the *board of director's* views on application of the materiality standard, in reality, the judgments are made by management as part of the day-to-day operation of the Company, subject, of course, to the oversight of the board of directors.

We believe these significant policy issues associated with the place of sustainability, long-term value, and systemic risk in company disclosures merit Board-level consideration in determining appropriate inclusion or exclusion of the issues in materiality. The Company notes that the determinations are made by management; the Proposal is asking the Board to exercise oversight and clarity by the Board 's consideration of these important and controversial issues.

Robert Eccles and Tim Youmans, originators of the idea of the **Statement of Audiences and Materiality**,[32] explain the need for greater board oversight, as envisioned by the Proposal.

> The board's duty is to the interests of the corporation itself. As a separate legal entity, a corporation has two basic objectives: to survive and to thrive. Shareholder value is not the objective of the corporation; it is an outcome of the corporation's activities. While shareholders entrust their stakes in a corporation to the board of directors, shareholders are just one audience among others that the board may consider when making decisions on behalf of the corporation. The Statement is a clear and strong way to articulate the company's role in society, under their duties of care and loyalty to the corporation. In the U.S., director duty to shareholders is co-primary with the duty to the corporation.[33]

A proposal may touch on legal issues and yet not be excludable if its subject matter focuses on a significant policy issue.

Although the Staff has found proposals that focus on a company's legal compliance program excludable as a matter of ordinary business pursuant to Rule 14a-8(i)(7), *see, e.g., Navient Corp.* (Mar. 26, 2015, *reconsideration denied* Apr. 8, 2015), when the subject matter of the proposal is a significant policy issue, the fact that the proposal touches on legal issues is not determinative of the question of exclusion. For instance, the proposal in *Bank of America Corporation* (February 24, 2010) sought a report to shareholders, on Bank of America's "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated." Even though the company argued that the proposal addressed complex regulated and compliance issues, the staff recognized that the proposal raises concerns regarding the relationship between Bank of America's policies regarding collateralization of derivatives transactions and systemic risk. "In our view, the proposal may

---

[32] Robert G. Eccles and Tim Youmans, Materiality in Corporate Governance: The Statement of Significant Audiences and Materiality (pages 39–46), Journal of Applied Corporate Finance, Vol. 28, Issue 2, Spring 2016, page 39.
[33] Robert Eccles & Tim Youmans, *Materiality And The Role Of The Board*, ICGN Yearbook 2016.

raise a significant policy issue for Bank of America, and we are unable to conclude that Bank of America has met its burden of establishing otherwise in its no-action request."

In contrast, the cases cited by the Company involved instances where the proposal related to a "general legal compliance program" where there was no overriding significant policy issue. For instance, *FedEx Corp.* (July 14, 2009) (permitting exclusion of a proposal on compliance with state and federal laws regarding the classification of employees and independent contractors); *Verizon Communications Inc.* (Jan. 7, 2008) (permitting exclusion of a proposal seeking the adoption of policies on compliance with trespass laws).

Notably, the Company cites proposals excluded prior to Staff Legal Bulletin 14E which altered the interpretive framework for addressing proposals that include an assessment of risk. Prior to the issuance of the Staff Legal Bulletin, the Staff was allowing exclusion of proposals that addressed analysis of risk, regardless of whether the underlying subject matter of the proposal addressed a significant policy issue. Thus, the cases cited by the company prior to the Staff legal bulletin allowed exclusion despite the obvious inclusion of a significant policy issue. *Merrill Lynch & Co., Inc.* (Feb. 20, 2008) and *Citigroup Inc.* (Feb. 20, 2008) permitted exclusion of proposals relating to the disclosure of collateral and other credit risks arising from off-balance sheet liabilities. In *Lehman Brothers Holdings Inc.* (Feb. 5, 2008) the Staff permitted exclusion of a proposal relating to the preparation of a report discussing the registrant's potential financial exposure as a result of the mortgage securities crisis.

In adopting Staff Legal Bulletin 14E the Staff determined that it would examine the subject matter of the Proposal, rather than whether it addressed risk analysis, in determining whether it addressed a transcendent policy issue for purposes of Rule 14a-8(i)(7). As evidenced by the *Bank of America* decision cited above, the Staff would no longer exclude similar proposals to those three because coming during and after the financial crisis, they addressed a significant policy issue. *Bank of America* demonstrates that the kinds of information that might potentially appear in a financial report are a fair target for inclusion in a proposal focusing solely on a significant policy issue. The present Proposal also addresses such a significant policy issue, the failing confidence of investors that corporate disclosures address material issues of sustainability, long-term value creation, and systemic risk.

C. The significant policy issue has a clear nexus to the Company.

The Company's own investor reports acknowledge the important role of long-term value creation, sustainability, and systemic risk, but do not articulate how the firm determines materiality of these concerns.[34]

As examples, the following are excerpts from Goldman Sachs' annual ESG Report[35]:

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[34] Goldman Sachs Environmental, Social and Governance Report Highlights (2015), http://www.goldmansachs.com/citizenship/esg-reporting/esg-content/esg-report-2015-highlights.pdf (last visited Jan 8, 2017) (hereinafter "Report Highlights").

[35] It is notable that the Company's ESG report does not contain, at least that we could find, a prominent discussion of how it treats materiality, even in that report. By contrast see these reports from Morgan Stanley http://www.morganstanley.com/globalcitizen/pdf/2014_MS_Sustainability_Report.pdf, PNC, https://www.pnc.com/en/about-pnc/corporate-responsibility/corporate-social-responsibility.html, Unilever

> As a management team, we see responsible stewardship not only as a key driver of long-term value creation for our shareholders, but also as an important obligation to society at large.[36]
>
> Continuous engagement with a variety of investors and other constituents on these matters is important to us, and has provided us with invaluable perspectives that have shaped our approach.
>
> ***
>
> In an ultra-connected world where transparency is the norm, investors have begun to appreciate that it is no longer practical to compartmentalize deeply held values and investment decisions. From fiduciaries to family offices, they are increasingly integrating ESG principles — and doing it in a rigorous, risk-managed way that enables positive impacts alongside financial returns.[37]
>
> ESG and impact investing have not only become powerful tools for addressing big challenges, but also one of the fastest-growing trends in financial services. It is a field that, in the United States and worldwide, we have helped to pioneer — as a financial innovator, leading investor, and collaborator with other financial institutions.
>
> ***
>
> In November 2005, we established our Environmental Policy Framework, which articulates our commitment to a healthy environment and to leveraging our people, capital and ideas to address critical environmental issues. This commitment to environmental sustainability encompasses each of our businesses, whether it is deploying capital to expand clean energy solutions, underwriting green bonds or structuring catastrophe-linked securities to help clients manage climate change risks.[38]
>
> Harnessing the Markets to Address Climate Change
>
> In 2015, we updated our Environmental Policy Framework to build on our decade-long progress and establish a roadmap for ongoing environmental leadership. Each of our business areas has an important role to play in implementing our Environmental Policy Framework and helping our clients navigate evolving environmental risks and opportunities. By doing so, we can

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https://www.unilever.com/sustainable-living/the-sustainable-living-plan/our-approach-to-reporting/defining-our-material-issues/, PGS Advisors International Advisors International http://www.pgsadvisors.com/2013/07/determining-materiality-a-key-tool-for-corporate-sustainability/, Dell http://www.dell.com/learn/us/en/id/corp-comm/cr-report-materiality-matrix.

[36] Letter to Fellow Shareholders by Lloyd C. Blankfein and Gary D. Cohn, Report Highlights, p.2 (hereinafter "Shareholder Letter").

[37] Report Highlights, p. 7.

[38] Report Highlights, p. 8.

> contribute to sustainable economic development and environmental progress.[39]

D. <u>The Proposal does not micromanage.</u>

The Proposal does not qualify for the micro-management exclusion. Under Rule 14a-8(i)(7), the Commission has indicated that shareholders, as a group, are not in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The present Proposal asks the company to inform shareholders, management, and all other stakeholders of the audiences and timeframes the Board views as relevant to its application of "reasonable investor" and materiality in the company's SEC filings reports. However, to avoid micromanagement, the Supporting Statement makes explicit that the "proposal does not request the Company utilize any particular timeline or audience, but only clarify how materiality determinations are made and where they may differ in disclosure documents."

II. The Proposal is neither vague nor misleading and therefore not excludable pursuant to Rule 14a-8(i)(3).

The Company distorts the Proposal in order to find a "false premise that the Company utilizes different standards of materiality based on the audience and timeframe and that the Company uses a definition of materiality that is different than the standard proscribed [*sic*] by federal law."[40]

As we have documented above, the existing legal standard, such as it is, has left a disclosure marketplace rife with examples of companies failing to include disclosures relative to sustainability, long-term value, and systemic risk. Though we have no doubt that the Company believes it is in compliance with law, that alone sheds little light for investors on these matters.

The Proposal does not imply that different standards are applied by the Company for different issues, but only that how the standard is applied to those issues lacks transparency for the investing public.

---

[39] *Id*.

[40] The Company also asserts that it is misleading because "the Proposal assumes that the Company employs a distinct materiality standard to different investors based on each investor's investment horizon.… the Proposal implicitly assumes that the Company utilizes different, or varying, standards of materiality. The Proposal, therefore, is excludable because such assumption is false or misleading in a manner that undermines its fundamental premise."

In addition, the Company asserts that because the Proposal does not include a definition of "materiality," it is vague. Yet, no single term is more commonly known and understood by investors, and even if we had included the Supreme Court definition of materiality in the proposal, as we have demonstrated above it would not have shed any further light on the failure of the existing definition to guide disclosure of sustainability, systemic risk and long-term value creation. As a common term known to investors, the term "materiality" is not a term that needs to be defined in the Proposal.

CONCLUSION

Based on the foregoing, we believe it is clear that the Company has provided no basis for the conclusion that the Proposal is excludable from the 2017 proxy statement pursuant to Rule 14a-8. As such, we respectfully request that the Staff inform the company that it is denying the no action letter request. If you have any questions, please contact me at 413 549-7333 or sanfordlewis@strategiccounsel.net.

Sincerely,

Sanford Lewis

Cc: John Harrington
Beverly O'Toole
Robert Eccles
Tim Youmans

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 19, 2016

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of John Harrington

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2017 Annual Meeting of Shareholders (together, the "2017 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from John Harrington (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2017 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2017 Proxy Materials.

This letter, including the exhibit hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), the Company has filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"Resolved: To provide more clarity on long term investing, systemic risk and sustainability concerns, we request the board of directors issue an annual, forward-looking one-page document, the "Statement of Significant Audiences and Materiality" to inform shareholders, management, and all other stakeholders of the audiences and timeframes the board views as relevant to its application of "reasonable investor" and materiality in the company's SEC filings reports."

The supporting statement included in the Proposal (the "Supporting Statement") is set forth in Exhibit A.

II. Reasons for Omission

The Company believes that the Proposal properly may be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(i)(3), because the Proposal is inherently misleading contrary to Rule 14a-9.

A. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that deals with a "matter relating to the company's ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018, Amendments to Rules on Shareholder Proposals, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission outlines two central considerations for determining whether the ordinary business exclusion applies: (1) was the task "so fundamental to management's ability to run a company on a day-to-day basis" that it could not, as a practical matter, be subject to direct shareholder oversight; and (2) "the degree to which the proposal seeks to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 80,539-40 (footnote omitted).

In this case, the Proposal relates to management's fundamental day-to-day operations and seeks to micromanage the Company, in that it relates to (1) the details of the Company's internal legal compliance policies; and (2) the Company's financial reporting disclosures.

1. The Proposal relates to the details of the Company's internal legal compliance policies.

In determining whether the ordinary business exclusion applies to a shareholder proposal requesting the preparation of a special report, such as the Proposal here, the Commission has indicated that it "will consider whether the subject matter of the special report . . . involves a matter of ordinary business." Release No. 34-20091, Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Fed. Sec. L. Rep. (CCH) ¶ 83,417 at 86,205 (Aug. 16, 1983). Similarly, for proposals that request disclosure in addition to those found in documents filed with or submitted to the Commission, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (Oct. 26, 1999).

The Proponent requests that that the board of directors prepare and issue an annual, forward-looking statement (the "Statement") relating to the "audiences and timeframes the board views as relevant to its application of 'reasonable investor' and materiality in the company's SEC filings reports." As an example, the Proponent states that the Statement "could clarify where the firm's disclosures are directed toward the needs and interests of short, medium and long term investors and special categories of investors."

Management's materiality determinations[1] made in order to comply with the requirements of the securities laws applicable to the Company's required filings with the Commission constitute a part of the Company's ordinary business operations. These materiality determinations involve the Company's internal legal and compliance professionals, who bring their professional judgment and experience to bear on these determinations, as well as input on the relevant facts. The Commission, the Staff and courts have consistently noted that materiality assessments are facts and circumstances determinations that require significant management judgment. *See, e.g.*, SEC Staff Accounting Bulletin No. 99: Materiality (Aug. 12, 1999) ("SAB 99") ("[N]o general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment . . . Evaluation of materiality requires a registrant . . . to consider *all* the relevant circumstances, . . ." (footnotes omitted) (emphasis in original)). Making these judgments and applying them to a wide variety of disclosure requirements is an ongoing function of the Company's legal compliance program.

---

1 While the Proposal requests that the Statement reflect the *board of director*'s views on application of the materiality standard, in reality, the judgments are made by management as part of the day-to-day operation of the Company, subject, of course, to the oversight of the board of directors.

The Commission has consistently determined that proposals that concern a company's legal compliance program are excludable as a matter of ordinary business pursuant to Rule 14a-8(i)(7). *See, e.g.*, *Navient Corp.* (Mar. 26, 2015, *reconsideration denied* Apr. 8, 2015) ("Proposals that concern a company's legal compliance program are generally excludable under [R]ule 14a-8(i)(7))"); *FedEx Corp.* (July 14, 2009) (permitting exclusion of a proposal seeking a report on compliance with state and federal laws regarding the classification of employees and independent contractors as relating to the company's "ordinary business operations (i.e., general legal compliance program)"); *Verizon Communications Inc.* (Jan. 7, 2008) (permitting exclusion of a proposal seeking the adoption of policies on compliance with trespass laws as relating to the company's "ordinary business operations (i.e., general legal compliance program)").

In *Navient*, the proposal recommended that the company prepare a "report on the company's internal controls over student loan servicing operations, including a discussion of the actions taken to ensure compliance with applicable federal and state laws." The focus of the *Navient* proposal was the internal control process used by management to comply with applicable laws; the Staff agreed that those controls were part of ordinary business operations. The same is true of the Proposal, which requests disclosure of very specific aspects (the "audiences and timeframes" for materiality) of the Company's internal policies for ensuring compliance with SEC disclosure requirements. The Company's determination of whether a particular matter is material for disclosure purposes can require a complex analysis, taking into account the Commission requirement to which the disclosure is responsive, the context provided by all the Company's other disclosures, all relevant facts and circumstances, and guidance provided by Commission releases and enforcement actions, accounting literature, judicial decisions and industry practice. This type of analysis, conducted by the Company's internal legal and compliance personnel in consultation with others within the Company and outside advisors, is clearly a component of the Company's general legal compliance program, and therefore the Proposal is excludable as relating to the ordinary business operations of the Company.

2. The Proposal relates to the Company's regular financial reporting disclosures.

The Proposal seeks a report on policies that are an integral part of the Company's financial reporting disclosures. The crafting of financial reporting disclosures, including making judgments on materiality, involves consideration of complex accounting rules and guidance, Commission regulations (such as Regulations S-K and S-X and Staff Accounting Bulletins) and industry practice. These decisions are required to be made on an ongoing basis, and relate broadly to all aspects of the Company's day-to-day business.

The Staff has consistently agreed that decisions on disclosure of ordinary business matters, such as the regular financial information included in Commission filings, are part of the Company's ordinary business. For example, the Staff in *Merrill Lynch & Co., Inc.* (Feb. 20, 2008) and *Citigroup Inc.* (Feb. 20, 2008) permitted exclusion of proposals relating to the disclosure of collateral and other credit risks arising from off-balance sheet liabilities. These disclosures, like the disclosures requested by the Proposal, involved the routine preparation of financial statements. Likewise, in *Lehman Brothers Holdings Inc.* (Feb. 5, 2008) the Staff permitted exclusion of a proposal relating to the preparation of a report discussing the registrant's potential financial exposure as a result of the mortgage securities crisis.

Based on these letters, it is clear that the Proposal is excludable under Rule 14a-8(i)(7) since it seeks information on the Company's policies for making ordinary course disclosure decisions in its financial statements filed with the Commission.

Based on the foregoing, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the 2017 Proxy Materials as involving a matter of ordinary business pursuant to Rule 14a-8(i)(7).

B. The Proposal may be excluded under Rule 14a-8(i)(3) because it is inherently misleading contrary to Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff clarified in Staff Legal Bulletin No. 14B (Sept. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Applying the foregoing standards, the Staff has allowed exclusion of proposals that contain misleading statements speaking to the proposal's fundamental premise. *See, e.g., State Street Corp.* (Mar. 1, 2005) (concurring that a proposal requiring the company take action under a state statute not applicable to the company could be excluded under Rule 14a-8(i)(3)); *Energy East Corp.* (Feb. 12, 2007) (shareholder proposal that requests a shareholder vote on a compensation committee report that the company is no longer required to include in the proxy statement may be omitted under Rule 14a-8(i)(3)).

The Company believes that the Proposal is inherently misleading because it is based on the false premise that the Company utilizes different standards of materiality based on the audience and timeframe and that the Company uses a definition of materiality that is different than the standard proscribed by federal law.[2] "Materiality" for securities law purposes is not established by Company policy, but is a legal standard to which the Company (like all public companies) is required to comply. There are not multiple standards of materiality depending on the audience and the timeframe. The Supreme Court in *TSC Industries v. Northway, Inc.*, 426

2 Despite the importance of the term "materiality" to the Proposal, the Proponent fails to include a definition. When a proposal fails to adequately define a key term, the proposal may be omitted as vague and indefinite. *See, e.g., The Boeing Co.* (Mar. 2, 2011) (proposal that failed to define "executive pay rights" may be excludable under Rule 14a-8(i)(3)); *AT&T Inc.* (Feb. 16, 2010) (proposal that failed to define "grassroots lobbying communications" may be excluded under Rule 14a-8(i)(3)).

U.S. 438, 449 (1976) defined materiality: a fact is material if there is "a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available." The Company has no ability to define the term differently, including by substituting specific categories of investors for the judicially defined "reasonable investor." Likewise, the Proposal assumes that the Company employs a distinct materiality standard to different investors based on each investor's investment horizon. The *TSC* materiality standard is simply not stratified based on the investment horizon of investors. In presupposing that the Statement will provide any additional information, other than a recitation of the *TSC* legal standard, the Proposal implicitly assumes that the Company utilizes different, or varying, standards of materiality. The Proposal, therefore, is excludable because such assumption is false or misleading in a manner that undermines its fundamental premise.

For the reasons discussed above, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the 2017 Proxy Materials as the Proposal is inherently misleading in violation of the Commission's proxy rules and, therefore, may be excluded under Rule 14a-8(i)(3).

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,

Beverly L. O'Toole

Beverly L. O'Toole

Attachments

cc: John Harrington

Exhibit A

HARRINGTON
INVESTMENTS, INC.

November 23, 2016

John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

RE: Shareholder Proposal

Dear Corporate Secretary,

As a shareholder in the Goldman Sachs Group, Inc., I am filing the attached shareholder resolution pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 for inclusion in the company's Proxy Statement for the 2017 annual meeting of shareholders.

I am the beneficial owner of at least $2,000 worth of GS stock. I have held the requisite number of shares for over one year, and plan to hold sufficient shares in the Goldman Sachs Group, Inc. through the date of the annual shareholders' meeting. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership is provided with this submission. I or a representative will attend the stockholders' meeting to move the resolution as required by SEC rules.

If you have any questions, I can be contacted at (707) 252-6166.

Sincerely,

John C. Harrington

President
Harrington Investments, Inc.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW. HARRINGTONINVESTMENTS.COM

The Statement of Significant Audiences and Materiality

Our company's reputation depends in part on the clarity of its communications and disclosures. More clearly stating which investors our company's disclosures are directed toward could help strengthen its reputation and trust.

For example, many in the financial community now recognize the importance of considerations beyond daily challenges of portfolio management, and seek to evaluate risks and rewards at environmental, societal and financial systems levels. Large institutional investors in particular are recognizing a role as "universal" investors. They are managing impacts on the vitality of the whole economy, recognizing externalities of specific investments affecting other investments in their portfolios, and evaluating impacts of assets on environment and society. They are effectively adding an ownership discipline to buy and sell disciplines.

When it comes to our company, it is often unclear which perspectives are considered material to its disclosures. An SEC news release on July 15, 2010 announced Goldman Sachs would pay $550 million to settle charges it misled investors in a subprime mortgage product just as the U.S. housing market was starting to collapse. The Wall Street Journal noted a pivotal issue in the case was whether it was considered a material omission for the company to fail to tell its clients about the involvement in the deal by hedge-fund Paulson & Co.

The ambiguity of materiality undermines trust and reputation. How do our company's disclosures meet the informational needs of its diverse investors with different risk tolerances, time horizons, strategies, and perspectives?

A Harvard Business School paper, Materiality in Corporate Governance: The Statement of Significant Audiences and Materiality suggests all security registrants should be required to file a "Statement of Significant Audiences and Materiality," explaining how materiality determinations are made.

We propose our company exercise leadership and strengthen its reputation by preparing such a statement.

Resolved: To provide more clarity on long term investing, systemic risk and sustainability concerns, we request the board of directors issue an annual, forward-looking one-page document, the "Statement of Significant Audiences and Materiality" to inform shareholders, management, and all other stakeholders of the audiences and timeframes the board views as relevant to its application of "reasonable investor" and materiality in the company's SEC filings reports.

Supporting Statement

The Statement should clarify the timeframes of materiality utilized. For instance, the statement could clarify where the firm's disclosures are directed toward the needs and interests of audiences of short, medium and long term investors and special categories of investors such as ESG or sustainable investors. The Statement may identify categories, segments or activities of disclosure with specific audiences or timelines. This proposal does not request the Company utilize any particular timeline or audience, but only clarify how materiality determinations are made and where they may differ in disclosure documents.

charles SCHWAB

Advisor Services

PO BOX 982603
EL PASO, TX 79998

November 23, 2016

John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

RE: Account ***FISMA & OMB Memorandum M-07-16***
HARRINGTON INV INC 401K PLAN
FBO JOHN C. HARRINGTON

Dear Secretary:

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the Harrington Investments, Inc. 401K Plan account and which holds in the account 100 shares of common stock in Goldman Sachs Group Inc. These shares have been held continuously for at least one year prior to and including November 23, 2016.

The shares are held at Depository Trust Company under the Participant Account Name of Charles Schwab & Co., Inc., number 0164.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at 877-393-1951 between the hours of 11:30am and 8:00pm EST.

Sincerely,

M Salazar

Melanie Salazar
Advisor Services
Charles Schwab & Co. Inc.